Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Central Fund Announces Voting Results on Election of Directors Held During Its Annual Meeting of Shareholders

(February 27, 2017) Central Fund of Canada Limited (the “Corporation”) (TSX: CEF.A (Cdn.$) and CEF.U (U.S.$) and NYSE MKT:CEF) is pleased to announce, in accordance with the Toronto Stock Exchange Requirements, that each of the nominees as directors for the Corporation, listed in the Corporation’s information circular dated January 9, 2017, was unanimously elected as director of the Corporation, during the Corporation’s Annual Meeting of shareholders held on February 21, 2017 in Calgary, Alberta (the “Meeting”).

A total of 35,163 shares, or 87.9% of the outstanding Common shares of the Corporation, were represented at the Meeting by proxy or in person.

Detailed voting results on the election of directors are as follows:

NOMINEE	RESULTS	% FOR	% WITHHELD
Barry R. Cooper	Elected	100	0
Glenn C. Fox	Elected	100	0
Bruce D. Heagle	Elected	100	0
Michael A. Parente	Elected	100	0
Dale R. Spackman	Elected	100	0
Jason A. Schwandt	Elected	100	0
J.C. Stefan Spicer	Elected	100	0

Results on all matters voted on at the Meeting are available on SEDAR’s website (www.sedar.com).

About the Corporation

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At February 24, 2017, the Class A shares of Central Fund were backed 99.8% by gold and silver bullion. The Class A shares may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878